

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Brian Chesky
Chief Executive Officer
Airbnb, Inc.
888 Brannan Street
San Francisco, CA 94103

> **Re: Airbnb, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 1, 2020**
> **File No. 333-250118**

Dear Mr. Chesky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 111

1. We note that you have identified the principal purposes of the net proceeds that you will receive from the offering and the approximate amount intended to be used to satisfy "a portion of the anticipated tax withholding and remittance obligations related to the initial settlement of certain RSUs." Please also include the approximate amount intended to be used for each other listed purpose. Refer to Item 504 of Regulation S-K.

2. Here and elsewhere in the filing you disclose that you anticipate tax withholding and remittance obligations of approximately $1.2 billion related to the settlement of your outstanding RSUs in connection with this offering. On page F-12 you disclose an estimated obligation of approximately $1.1 billion and it appears that approximately $1.1 billion is used in your pro forma financial information. Please revise for consistency.

Exhibits

3.   Please file the Voting Agreement to be entered into by the company's founders described on pages 273, 311, and 325 of your prospectus. Although the company is not a party to the agreement, we note that Item 601(b)(10)(i)(B) requires contracts in which the registrant has a beneficial interest to be filed as an exhibit.

General

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services